Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES EXPANSION OF POTENTIAL NEW DEBT RATED BY MIDROOG LTD. IN ISRAEL

Tel Aviv, Israel, July 29, 2009, Elbit Imaging Ltd. (TASE: EMIT, Nasdaq: EMITF), announced today that following the Company’s announcement on June 10, 2009, regarding the rating of potential new debenture offerings in Israel, Midroog Ltd., an affiliate of Moody’s Investors Services, has informed the Company that its “A2/Stable” rating, on a local scale, will be expanded from new debt instruments in an aggregate principal amount of up to NIS 200 million, as previously announced, to an aggregate principal amount of up to NIS 300 million.

Any such offering will be made, if made, in Israel to residents of Israel only, will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States.

About Elbit Imaging Ltd.

The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
Tel:+972-3-608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il

Dudi Machluf, CFO Elbit Imaging Ltd. Tel:+972-3-608-6024 dudim@elbitimaging.com

Elbit Imaging Ltd. 2 Weitzman Street, Tel Aviv 64239, Israel Tel: +972-3-608-6000 Fax: +972-3-608-6054